

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2013

Via E-mail
Mr. Victor Bravo Martin
Chief Financial Officer
Empresas ICA, S.A.B. de C.V.
Blvd. Manuel Ávila Camacho No. 36
Col. Lomas de Chapultepec
Delegación Miguel Hidalgo
11000 Mexico City
Mexico

> **Re: Empresas ICA, S.A.B. de C.V.**
> **Form 20-F for the Fiscal Year Ended December 31, 2012**
> **Filed April 29, 2013**
> **File No. 1-11080**

Dear Mr. Bravo:

We have reviewed your response letter dated September 27, 2013 and have the following comments.

Form 20-F for the Fiscal Year Ended December 31, 2012

Item 4. Information on the Company, page 18
B. Business Overview, page 20

Water Distribution and water Treatment Concessions, page 31

1.   We note your response to prior comment two from our letter dated August 21, 2013. In the third paragraph of your response you indicate that you are constructing 100% of the water treatment plant and therefore, consolidated revenues only reflect amounts you earned for your construction services performed as builder. Please tell us how this percentage reconciles with the table which illustrates that you are performing 50% of the construction work for the Agua Prieta water treatment plant.

Item 5. Operating and Financial Review and Prospects, page 38
A. Operating Results, page 39

Concessions, page 43

2.   We note your response to prior comment four from our letter dated August 21, 2013. In future filings, please expand your narrative to clarify your accounting treatment where

your concessionaire subsidiary subcontracts with related parties that you consolidate, as provided in your response. In addition, please quantify, to the extent material, the amount of intersegment revenue included in the total concession segment revenue generated for each period presented. Also, please confirm that you intend to separately quantify and discuss, in future filings, the different material revenue streams recognized in the concession segment given the significant impact financing income and construction revenue had on this segment.

Consolidated Financial Statements, page F-1

Note 3.g. Sale of Horizontal Housing Developments, page F-13

3.   We note your response to prior comment six from our letter dated August 21, 2013 and have the following additional comments:

- Your response indicates that the Ps.436 million disclosed in Note 3.g. represents the carrying value of the 1,740,407,501 Series B shares of Javer. We note, however, from your disclosures that "…Javer issued two promissory notes in favor of Viveica, one for Ps. 436 million…" and "When Viveica receives the promissory note for Ps.436 million, the amount will be invested in the capital stock of Javer, who will issue 1,740,407,501 Series B shares in favor of Viveica…" As previously requested, please explain why Javer appears to be accepting Ps.436 million for Series B shares deemed to have a fair value of Ps.1,679 million.

- Your response indicates that the liabilities directly associated with assets classified as held for sale do not represent obligations that will be assumed by Javer. If true, please clarify the nature of the liabilities assumed as referenced in your statement "Consideration for the sale, transfer, assignment and delivery of assets acquired and liabilities assumed (the "Purchase Price") is PS. 1,441 million plus value-added tax ("VAT")."   In addition, your response indicates that, "These current liabilities, although not assumed by Javer, will be eliminated upon completion of the sale transaction, as they are directly associated with the assets that will be transferred in the transaction." Specifically explain how these liabilities will be "eliminated."

- Your response indicates that in the second quarter of 2013, the parties mutually agreed to cancel the operation as permitted by the purchase-sale agreement. We further note your press release dated May 23, 2013. With reference to management's plans for your horizontal housing developments as well as the specific authoritative literature you are relying on, please tell us how you will subsequently account for these assets.

Note 27. Share-Based Payment, page F-116

4.   We note your response to prior comment ten from our letter dated August 21, 2013. Please confirm that your revised disclosures will include the grant date fair values of the stock bonus shares, for each period presented, as provided in paragraph 46(b) of IFRS 2.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

You may contact Dale Welcome at (202) 551-3865 or Jeanne Baker at (202) 551-3691 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief